UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-24611

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Citizens Financial Bank
401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321

Citizens Financial Bank
401(k) Retirement Plan

EIN 35-0227439 PN 002
Accountants’ Report and Financial Statements

December 31, 2010 and 2009

Citizens Financial Bank 401(k) Retirement Plan
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Benefits Committee
Citizens Financial Bank
401(k) Retirement Plan
Munster, Indiana

We have audited the accompanying statements of net assets available for benefits of Citizens Financial Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9, the Plan changed its method of accounting for notes receivable from participants.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2010, was made for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/ s / BKD, LLP

Indianapolis, Indiana
June 28, 2011

Federal Employer Identification Number:  44-0160260

Citizens Financial Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits December 31, 2010 and 2009
	2010	2009 (As Adjusted - Note 9)
Assets
Investments, at fair value:
Registered investment funds	$12,268,959	$10,015,230
CFS Bancorp, Inc. common stock	5,095,244	555,805
Total investments	17,364,203	10,571,035
Receivables:
Notes receivable from participants	245,665	193,587
Dividends	9,742	1,721
Total receivables	255,407	195,308
Net Assets Available for Benefits	$17,619,610	$10,766,343

See Notes to Financial Statements

Citizens Financial Bank 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2010 and 2009
	2010	2009 (As Adjusted - Note 9)
Investment income:
Net appreciation in fair value of investments	$1,434,054	$1,408,197
Interest and dividend income	254,610	209,729
Other income	334	3,424
Net investment income	1,688,998	1,621,350
Interest income from notes receivable from participants	10,561	10,834
Contributions:
Transfer from ESOP for plan merger (Note 1)	4,324,022	―
Employee	1,018,767	967,528
Employer	407,449	404,159
Rollovers	52,213	22,660
Transfer from ESOP for diversification (Note 1)	19,974	27,515
	5,822,425	1,421,862
Total	7,521,984	3,054,046
Deductions:
Benefits paid to participants	647,560	697,230
Administrative expenses	21,157	25,593
Total	668,717	722,823
Net Increase in Net Assets Available for Benefits	6,853,267	2,331,223
Net Assets Available for Benefits, Beginning of Year	10,766,343	8,435,120
Net Assets Available for Benefits, End of Year	$17,619,610	$10,766,343

See Notes to Financial Statements

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 1:  Description of the Plan

The following description of the Citizens Financial Bank 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.  These documents are available from the Plan administrator.

General

The Plan, adopted by Citizens Financial Bank (the “Bank”) on April 30, 1998, and effective on May 1, 1998, is a single employer defined-contribution plan.  Effective March 1, 2000, the Suburban Federal Savings 401(k) Plan was merged into the Plan.  Eligible participants of Suburban Federal Savings, FSB became participants in the Plan and were granted credit for certain prior service under the terms of the Plan for purposes of eligibility and vesting.  The Plan allows all employees of the Bank and its subsidiaries to participate after meeting certain age and service requirements.  To be eligible to participate in the Plan, an employee must have attained the age of 21 and completed 250 hours of service during a consecutive three-month period.  A participant is eligible to receive profit sharing contributions after completing one year of service.  Effective following the close of business on December 31, 2010, the CFS Bancorp, Inc. Employee Stock Ownership Plan (“ESOP”) was merged with and into the 401(k) Retirement Plan.  Accordingly, the Plan was amended and restated effective January 1, 2011 to include an ESOP feature.

Both employee and employer contributions along with investment fund transfers may be made to the Employer Common Stock Fund.  Effective January 1, 2008, the company match changed to a Safe Harbor formula calculated as a 100% match on the first 1% contributed and a 50% match on the next 5% contributed, for a maximum of 3.5% on the first 6% contributed.  This match has a two year cliff vesting schedule.

Previously, participants in the Bank’s ESOP who had attained the age of 55 and had completed ten years of participation in the ESOP were able to diversify part of their CFS Bancorp, Inc. (“Company”) stock held in the ESOP into the 401(k) Plan.  Effective January 1, 2011, diversification is available to all participants with three years of service regardless of age.  Participants may elect to diversify ESOP contributions and direct that or any part of the account under the ESOP portion of the Plan to be invested in one or more of the other Plan investment options.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code, as amended by the Tax Reform Act of 1986 (the “Code”).  The Vanguard Fiduciary Trust Company serves as the Plan trustee.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

Contributions

The Bank contributes and allocates to each participant’s account the amount withheld from each participant’s compensation (employee contributions) pursuant to his or her elective deferral agreement.  Participants are eligible to defer up to 100% (or up to the current IRS limit for contributions) of their eligible compensation and the Bank will match 100% of the first 1% of employee deferrals and 50% of the next 5% of deferrals.  Upon enrollment, participants may direct their contributions, and related matching contributions, in any of the Plan’s investment options.

Dividend Elections

ESOP dividend reinvestment elections were previously made annually through the Human Resources department.  Effective January 1, 2011, these elections can now be made through the Plan trustee for participants who elect to receive their dividends in cash rather than reinvesting in Company stock.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions, and an allocation of Plan earnings/losses.  Plan earnings/losses from each investment fund option are allocated to participants based on their proportionate share of total assets in that investment fund option.

Vesting

Participants immediately vest in their employee contributions and actual earnings thereon.  The Bank’s matching and discretionary profit sharing contributions vest after two years of employment.  Previously under the ESOP feature of the Plan, participants were credited with a year of vesting service each time 1,000 hours of service were completed for a consecutive plan year.  Effective January 1, 2011, vesting service will be counted using the “elapsed time method” which counts each anniversary from a participant’s hire date (regardless of hours) and credits the participant with a year of vesting.  The ESOP portion is subject to a three year cliff vesting schedule.  This is the same method used to count vesting of the 401(k) employer matching contributions.  Previously earned vesting time is protected.

Payment of Benefits

Payment of benefits to a participant who terminates employment, or to a beneficiary, may be made in a lump sum or annual installments over a specified period.  A participant may elect to defer distribution of his or her account if the dollar value of the account is over a specific threshold until attaining age 70½.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $20,217 and $10,433 respectively.  These accounts will be used to reduce future employer contributions.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

Notes Receivable from Participants

Under the Plan, participants may borrow up to one-half of their account balance in any amount between $1,000 and $50,000.  The interest rate for the loan term will be established as of the loan date and is currently the Prime Rate plus 1%.  The repayment period is between one and fifteen years for loans used exclusively for the purchase of a primary residence or one and five years for all other loans, at the participant’s option.  Repayments are made through payroll deductions. When a loan is made, the amount borrowed is transferred from the participant’s deposit account to the participant’s loan account.  An origination fee plus an annual administrative fee is deducted from the participant’s account.  Subsequent annual administrative fees will be deducted from the participant’s account on or about the anniversary of the loan origination.  Loan repayments, including interest, are immediately invested in the participant’s deposit account.

Notes receivable from participants are reported at the amortized principal balance plus accrued but unpaid interest.

Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value.  Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined by quoted market prices.  The common stock is valued at the closing price reported on the active market on which it is traded.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the declaration date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Benefits Committee to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by Vanguard Fiduciary Trust Company.  This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.  The Plan is no longer subject to U.S. Federal tax examinations by authorities for years before 2007.

Payment of Benefits

Benefits are recorded when paid.

Note 3:  Investments

In conjunction with the Bank’s conversion from a mutual to a stock form of ownership, the participants in the Plan utilized existing funds to purchase common stock of CFS Bancorp, Inc., the Bank’s holding company.  At the date of conversion, the Plan purchased 307,232 shares of stock at $10.00 per share for participants choosing to purchase stock in the Company.

At December 31, 2010 and 2009, the Plan was the beneficial owner of 974,234 and 172,076 shares, respectively, of Company common stock.  The fair value of this stock at December 31, 2010 and 2009 was $5.23 and $3.23 per share, respectively.

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	2010
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Mutual funds:
Balanced funds	$1,029,695	$10,957,349
Bond funds	6,707	223,737
Domestic stock funds	66,503	482,608
International stock funds	7,107	81,108
Money market funds	—	524,157
CFS Bancorp, Inc. common stock	324,042	5,095,244
	$1,434,054	$17,364,203

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

	2009
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year (As Adjusted – See Note 9)
Mutual funds:
Balanced funds	$1,435,340	$9,081,309
Bond funds	4,865	258,680
Domestic stock funds	68,166	286,472
International stock funds	18,493	72,835
Money market funds	—	315,934
CFS Bancorp, Inc. common stock	(118,667)	555,805
	$1,408,197	$10,571,035

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2010	2009
Investments at Fair Value as Determined by Quoted Market Price
CFS Bancorp, Inc. common stock	$5,095,244	$555,805
Vanguard Target Retirement 2020 Fund	2,789,166	2,106,746
Vanguard Target Retirement 2025 Fund	1,796,166	1,483,888
Vanguard Target Retirement 2035 Fund	1,453,833	1,062,601
Vanguard Target Retirement 2030 Fund	1,212,098	991,372
Vanguard Target Retirement 2015 Fund	981,797	835,643
Vanguard Target Retirement 2010 Fund	888,837	964,730
Vanguard Target Retirement 2005 Fund	―	765,589

Note 4:  Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock and registered investment funds (mutual funds).  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  In certain cases where Level 1 and Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.  The Plan does not hold any Level 2 or Level 3 securities.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall during the dates indicated:

		Fair Value Measurements at December 31, 2010 Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Balanced funds	$10,957,349	$10,957,349	$ ―	$ ―
Bond funds	223,737	223,737	―	―
Domestic stock funds	482,608	482,608	―	―
International stock funds	81,108	81,108	―	―
Money market funds	524,157	524,157	―	―
	12,268,959	12,268,959	―	―

CFS Bancorp, Inc. common stock	5,095,244	5,095,244	―	―
Total investments at fair value	$17,364,203	$17,364,203	$ ―	$ ―

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

		Fair Value Measurements at December 31, 2009 (As Adjusted – Note 9) Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Balanced funds	$9,081,309	$9,081,309	$ ―	$ ―
Bond funds	258,680	258,680	―	―
Domestic stock funds	286,472	286,472	―	―
International stock funds	72,835	72,835	―	―
Money market funds	315,934	315,934	―	―
	10,015,230	10,015,230	―	―

CFS Bancorp, Inc. common stock	555,805	555,805	―	―
Total investments at fair value	$10,571,035	$10,571,035	$ ―	$ ―

Note 5:  Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 6:  Party-In-Interest Transactions

The Plan invests in shares of mutual funds managed by an affiliate of The Vanguard Fiduciary Trust Company.  Fees paid by the Plan for investment management services totaled $21,157 and $21,959, respectively, for the years ended December 31, 2010 and 2009.  Individually nonmaterial expenses paid to parties-in-interest aggregated to $3,634 for 2009.  There was no such expense for 2010.

The Plan invests in shares of common stock of CFS Bancorp, Inc. which is the holding company of Citizens Financial Bank.

The Plan incurs expenses related to general administration and record keeping.  The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

Note 7:  Differences Between Financial Statements and Form 5500 Information

The following is a reconciliation of net assets available for benefits per the financial statements to the Annual Return/Report of Employee Benefit Plan (Form 5500) at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$17,619,610	$10,766,343
Less: Dividends receivable	(9,742)	(1,721)
Net assets available for benefits per Form 5500	$17,609,868	$10,764,622

Note 8:  Significant Estimates and Concentrations

Investments

The Plan invests in various investment securities which carry interest rate, market and credit risks that can result in changes in the investments’ fair value.  The financial statements have been prepared using the values and information currently available to the Plan.  Due to the level of risks associated with certain investment securities and given the current economic environment, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that these changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 9:  Change in Accounting Principle

During 2010, the Plan adopted the provisions of Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  The ASU requires loans to participants to be reported as Notes Receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of Investments at fair value as they were under previous guidance.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

The following financial statement line items for fiscal years 2010 and 2009 were affected by the change in accounting principle.

	2010 Statement of Net Assets Available For Benefits
	As Computed	As Computed
	Under Previous	Under	Effect of
	Guidance	ASU 2010-25	Change
Investments - participant loans	$245,665	$ ―	$(245,665)
Notes receivable from participants	―	245,665	245,665

	2009 Statement of Net Assets Available For Benefits
	As Computed
	Under Previous			Effect of
	Guidance	As Adjusted		Change
Investments - participant loans	$193,587	$	―	$(193,587)
Notes receivable from participants	―		193,587	193,587

	2010 Statement of Net Assets Available For Benefits
	As Computed	As Computed
	Under Previous	Under	Effect of
	Guidance	ASU 2010-25	Change
Interest and dividend income	$265,171	$254,610	$(10,561)
Net investment income	1,699,559	1,688,998	(10,561)
Interest income from participant loans	―	10,561	10,561

	2009 Statement of Net Assets Available For Benefits
	As Computed
	Under Previous		Effect of
	Guidance	As Adjusted	Change
Interest and dividend income	$220,563	$209,729	$(10,834)
Net investment income	1,632,184	1,621,350	(10,834)
Interest income from participant loans	―	10,834	10,834

Net assets available for benefits were not affected by the adoption of the new guidance.

Citizens Financial Bank
401(k) Retirement Plan
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

Note 10: Other Matters

BKD, LLP (“BKD”), the independent registered public accounting firm which audited the Plan (and its predecessor plan) since 2004, has advised the Audit Committee of the Board of Directors of Citizens Financial Bank that for the plan year ended December 31, 2009, BKD was not in compliance with the standards for auditor independence under applicable law because BKD did not timely comply with the requirement that the lead and concurring partner for the Plan rotate off the account.  BKD had a partner independent of the engagement review the audit work for the fiscal year ended December 31, 2009 and concluded that no changes to the financial statements were necessary.  After review, BKD has concluded that it is independent within the meanings of the federal securities laws and the rules and regulations therewith.  The Audit Committee has reviewed the matter and has concluded that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that BKD was capable of exercising objective and impartial judgment on all issues encompassed in the audit for the fiscal year ended December 31, 2009.

Supplemental Schedule

Citizens Financial Bank 401(k) Retirement Plan EIN 35-0227439 PN 002 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2010
(a) (b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
Registered Investment Funds:
*Vanguard Target Retirement 2020 Fund	126,207 Units	$2,789,166
*Vanguard Target Retirement 2025 Fund	142,327 Units	1,796,166
*Vanguard Target Retirement 2035 Fund	111,064 Units	1,453,833
*Vanguard Target Retirement 2030 Fund	55,909 Units	1,212,098
*Vanguard Target Retirement 2015 Fund	79,050 Units	981,797
*Vanguard Target Retirement 2010 Fund	39,840 Units	888,837
*Vanguard Target Retirement 2005 Fund	62,027 Units	727,578
*Vanguard Target Retirement 2040 Fund	25,898 Units	556,815
*Vanguard Prime Money Market Fund	427,426 Units	524,157
*Vanguard Target Retirement 2045 Fund	24,532 Units	331,180
*Vanguard Total Bond Market Index Fund	15,732 Shares	166,757
*Vanguard 500 Index Fund	1,085 Shares	125,629
*Vanguard Balanced Index Fund	4,711 Shares	100,730
*Vanguard Growth Index Fund	3,162 Shares	99,905
*Vanguard Target Retirement 2050 Fund	4,660 Units	99,732
*Vanguard Total International Stock Index Fund	5,146 Units	81,108
*Vanguard Mid-Cap Growth Index Fund	3,306 Units	80,874
*Vanguard High-Yield Corporate Fund	9,996 Shares	56,980
*Vanguard Small-Cap Value Index Fund	2,591 Units	41,490
*Vanguard Small-Cap Growth Index Fund	1,862 Units	40,812
*Vanguard Value Index Fund	1,693 Shares	35,208
*Vanguard Small-Cap Index Fund	674 Shares	23,410
*Vanguard Mid-Cap Value Index Fund	1,006 Shares	20,983
*Vanguard Target Retirement Income	1,721 Units	19,417
*Vanguard Mid-Cap Index Fund	704 Shares	14,297
		12,268,959

Employer Common Stock - *CFS Bancorp, Inc.	974,234 Shares	5,095,244

*Notes Receivable from Participants		245,665

		$17,609,868
*Party in interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administration for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

CITIZENS FINANCIAL BANK
401(k) RETIREMENT FUND

June 28, 2011	By:	/s/ Daryl D. Pomranke
Daryl D. Pomranke
Plan Administrator

INDEX TO EXHIBITS

Number	Description
23.1	Consent of Independent Registered Accounting Firm